Filed by Riverbed Technology, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: OPNET Technologies, Inc.

Commission File No. 000-30931

OPNET FAQ—General

Why is Riverbed buying OPNET?

Riverbed’s goal is to provide customers and partners with solutions that enhance IT performance so they can successfully and intelligently implement strategic initiatives such as virtualization, consolidation, cloud computing, and disaster recovery without fear of compromising performance. This acquisition allows us to build upon our strengths in performance monitoring, analysis, and troubleshooting. OPNET’s market leading technology and products extends our Cascade business with deep application intelligence and allow us to offer a wider range of IT performance management solutions. OPNET’s application performance management (APM) products will become part of our Cascade family creating a unique solution in the high growth APM and network performance management (NPM) markets.

How do you plan to integrate OPNET into Riverbed?

OPNET will become part of the Cascade business unit. OPNET leadership will be retained and play key roles in continuing to grow the Cascade business. Over time back office, G&A and support functions may be combined with Riverbed’s corporate teams.

Why does Riverbed want to get into the APM market?

Riverbed wants to solve the broadest range of application and network performance problems. The APM market offers solutions for application problems and we believe that adding that type of intelligence will allow us to offer the best and most complete IT performance management solution to our customers.

What products does OPNET sell?

OPNET’s main products are:

•	AppResponse Xpert offers deep network performance monitoring and troubleshooting capabilities.

•	AppInternalsXpert offers deep application performance and code-level transaction analysis.

•	AppTransaction Xpert is a solution for performance troubleshooting, testing, and prediction for individual transactions. It ties together application and network transaction data in a single view.

•

OPNET also has a range of “NEOP” (Network Engineering, Operations and Planning) products that provide solutions for service providers and large enterprises to perform network planning, auditing, mapping/real-time visualization and inventory analysis.

How does OPNET complement the Cascade business

Although Riverbed products address a wide variety of application and network performance monitoring and troubleshooting use cases, OPNET products expand our solution with the following use:

•	AppResponse Xpert SaaS Edition lets customers monitor end-user experience for Web or cloud-based applications.

•	AppInternals Xpert lets customers analyze and troubleshoot performance problems related to Web, Java, .Net, and SQL applications.

•	AppTransaction Xpert lets customers predict application performance prior to making infrastructure or capacity changes.

•	AppMapper Xpert lets customers map application transactions at the application layer (i.e. processes, classes, components, and databases).

•	AppSensor Xpert lets customers analyze performance information for infrastructure components based on polling via SNMP, etc.

•	CX-Tracer lets customers troubleshoot individual Citrix sessions by correlating front-end user sessions to the corresponding back-end transactions.

•	Unified Communications Xpert lets customers test and monitor the performance of their VoIP/UC deployments.

Where do the Cascade and OPNET product lines overlap?

Cascade and OPNET use very different workflows to accomplish the same job. While not a direct apples-to-apples comparison, the follow products have typically competed against each other:

•	AppResponse Xpert offers end user response monitoring and troubleshooting and is probably most similar to Cascade Shark

•

AppTransaction Xpert is a solution for performance troubleshooting, testing, and prediction for individual transactions. It ties together application and network transaction data in a single view. It is similar to Cascade Pilot

•

AppMapper Expert lets customers map application transactions at the application layer but the resulting information is not tied back into any products. Cascade Profiler maps application dependencies and uses this information for troubleshooting and to build the service dashboards.

How are OPNET’s products deployed? How do they get data?

Like Cascade, OPNET products typically sit at the data center or Network Operations Center (NOC). They can capture packets from the network and from client- and server-based agents. They can also accept flow data.

Who are the primary buyers of OPNET solutions?

What does this mean for the products customers purchased? Will they be discontinued?

We are acquiring new products that add exciting new capabilities to our solution. We will continue to develop features for Riverbed and OPNET products while we work to combine our capabilities into a single solution. If we do decide to discontinue a product, our policy is to give at least 90 days’ notice before we stop selling it (EoA) and we offer support for that product for 5 years after the EoA date.

If an organization is considering a Cascade purchase, should they wait?

Purchase decisions should be based on current needs and budget. Our sales teams will be able to help organizations determine which product(s) from our suite will be most appropriate. As we move forward, we intend to offer a number of feature enhancements at no cost for customers with active support contracts. As we release new products, we plan to offer attractive trade-up programs for customers that want to upgrade their platforms.

Can customers upgrade from Riverbed to OPNET products and vice versa?

We want to make sure that customers are happy no matter which solution they have purchased. If there are similar capabilities in either Riverbed or OPNET products that are more attractive in the short term, then we want to make it possible to acquire that product. We are currently working on putting a trade-up program together. Once the transaction closes, we will be able to share more details.

Will the features customers have asked for still show up in Riverbed products?

We will review product priorities and balance individual product enhancements with the work we need to do to get to our vision for a combined solution. The schedule for enhancement features may change as we execute on our vision. It’s possible that OPNET products have some of these features already. Riverbed sales teams can arrange a roadmap presentation if there are specific features customers want to be updated on.

When will the products be merged / integrated?

We do not yet have a date for when the products will be combined. We will continue to sell and enhance current products to make sure customers get the most value out of what they’ve already purchased. We will work hard to make sure there will a transition path to the integrated solution. Once the transaction closes, we will be able to share more details.

Doesn’t Riverbed already have a visibility solution in Cascade?

Cascade offers end-to-end performance monitoring, analysis, and troubleshooting from a network perspective. It is easy to use by a wide variety of IT staff. OPNET augments our solution by adding more application intelligence as well as telemetry from clients and servers that can provide deeper insight into performance.

Do Riverbed and OPNET products work together today?

Today, AppResponse Xpert (ARX) packet captures can be analyzed with Cascade Pilot. OPNET products are also aware of and have intelligence built around Steelhead optimization. Additionally, some of the OPNET products can use Cascade Shark packet captures as input.

If a customer owns AppResponse Xpert (ARX), should they buy Cascade Profiler?

Maybe. Cascade Profiler is a great solution for end-to-end visibility based on flow data from a wide variety of network devices. This information can nicely augment the deep, capture-based visibility that ARX offers.

If a customer owns Cascade Profiler, should they buy AppResponse Xpert (ARX)?

Maybe. ARX offers deep application and network analysis based on packet data. This depth is a good complement to Cascade Profiler’s high-level, flow-based visibility.

If a customer owns AppResponse Xpert (ARX), should they buy Cascade Shark?

Maybe. Cascade Shark offers flexible, high-speed packet capture coupled with the ability to quickly analyze large data sets with Cascade Pilot. It also sends flow and performance data to Cascade Profiler. Cascade Pilot complements ARX by offering an alternative to AppTransaction Xpert (ATX) for analysis and troubleshooting based on packet captures.

If a customer owns Cascade Shark should they buy AppResponse Xpert (ARX)?

Possibly. ARX has additional capabilities today that may align better with a customer’s current needs. Customers may want to have both depending on their troubleshooting versus monitoring needs. Cascade Shark/Pilot is great for analyzing large capture datasets. ARX is great for pulling continuous application metrics from packet data in real-time.

Sales FAQ

When can I start selling both products?

Riverbed and OPNET are operating as separate companies until the transaction closes. After closing, we can begin to sell the full set of products. Until then, Riverbed is focused on maintaining Cascade sales momentum.

When will I receive training on OPNET products?

The target close date for this acquisition is in Q4 2012. We will be able to share training plans once the acquisition has closed.

What discount category will these products fall under?

OPNET products are very similar in composition to Cascade’s. They are a combination of appliances and software with corresponding maintenance contracts. We will have more info to share on how these products will appear on the Riverbed price list very soon after the acquisition closes.

Will all Riverbed partners be able to sell OPNET?

Our current plan is to offer both Cascade and OPNET products to customers through our partners, selecting one or the other based on the best fit for the customer’s use case. We will be able to share more detail about the full offering after the acquisition closes.

Do we have any sales/marketing material we can share or a place to point partners to for more info?

We do not have any joint collateral right now as we must operate separately until after the deal closes. After close, we plan to offer a combined set of materials that articulates the breadth and depth of the solution.

How does this change our position against competitors?

Our combined solution offers the most comprehensive suite of application and network performance management products in the market. For network and application buyers, we will be able to offer solutions for the widest range of network and application performance issues. This is a unique position in both the APM and NPM markets alongside our ability to solve performance problems by implementing Steelhead, Granite, Stingray, and Whitewater.

Will Riverbed be making more acquisitions or partnering with other companies?

We cannot comment on future partnership or acquisition plans. Riverbed remains committed to maintaining strong partnerships with a variety of organizations to offer a wide range of valuable solutions for customers.

What is Riverbed’s track record on acquisitions?

Riverbed’s previous acquisition of Mazu Networks in 2009 formed the foundation for Cascade. The leadership and original team remains almost entirely intact and has a successful track record of growth and product leadership. In 2010 Riverbed acquired CACE Technologies to further extend Cascade’s product offering with packet capture and analysis technology. In Q3CY12 the Cascade business unit delivered an exceptional quarter with revenue growing 45% year-over-year to $17 million.

In 2011 we acquired Zeus Technologies and Aptimize Technologies, which we combined to create our Stingray business unit. In Q2CY12, Stingray Traffic Manager, a full-featured software application delivery controller (ADC), and Stingray Application Firewall, a sophisticated application firewall that delivers deep application security, were tightly integrated with Stingray Aptimizer , the industry-leading web content optimization platform, to provide one solution that enables customers to optimize, secure, and accelerate performance of online applications.